Diamond Value Management Strategy and Corporate Turnaround Leverages Rockwell Repositioning

Thursday May 24, 2012, Vancouver, BC -- Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX:RDI; JSE:RDI, OTCBB:RDIAF) announces results for the three and twelve months ended February 29, 2012. Currency values are presented in Canadian dollars unless otherwise indicated.

Performance Overview

  Substantial progress with repositioning of Rockwell by new management

  Saxendrift performance trending up as a direct impact of diamond value management strategy

  Long term production asset brought on stream with Tirisano mine ramp up making progress: One time cost of ramp up of $6.7 million charged to earnings

  Fiscal 2012 performance with loss of $13.7 million: Reflects impairment charges and other abnormal costs of repositioning the Company to ensure economic sustainability

  Net cash balances of $9.9 million preserved to fund growth

  Successful in-field screen and bulk x-ray pilot projects provide blueprint for new mines

  Investments undertaken and operating changes made allow Rockwell to deliver further improvements and pursue growth opportunities in fiscal 2013

Following a strategic review in early 2011 that was initiated after management changes in December 2010, significant progress has been made in repositioning and refocusing Rockwell. Rockwell identified the deliverables to achieve its key corporate objective of increasing production of high-quality gemstones to 10,000 carats per month within five years. These included a comprehensive overhaul of the business, optimizing the productive mines to deliver better returns, driving down costs and improving metallurgical processes with a focus on recovery of diamonds as part of the value chain strategy. The next phase in the strategic plan is to leverage the Company’s production profile by focussing in on the development of its asset inventory as well as selected M&A opportunities should they arise.

The appointment of a new management team in June 2011 to drive the corporate turnaround was the first and most important step in initiating the new strategic plan. James Campbell and Michael Hunt, both of whom are seasoned diamond executives with joint diamond experience spanning some 50 years, joined Rockwell as CEO and COO, respectively. The team introduced the concept of diamond value management, brought a focus on quality and worked to embed these goals throughout the operations. In the last twelve months the Company has made significant progress in this regard, including:

  An increased focus on diamond processing metallurgy enabled the Company to address prior production issues which were identified in the plant environment, leading to a number of operational improvements.

  At Saxendrift, a new fit for purpose in field screen and the bulk x-ray pilot project were completed on schedule and have delivered positive recovery performance and results. Management is pursuing these new process technologies for future mine developments.

  By adjusting the mine plan at Klipdam to mine the Rooikoppie gravels which have less intense earthmoving requirements, the economics for the remaining life of mine have improved. With the recent appointment of a new Mine Manager, Klipdam is in a position to capture these efficiencies.

  The acquisition of the Tirisano mine was completed and the newly rebuilt 90,000m3 production facility was commissioned. Fatal flaws in the plant design that were identified by the new management team have now chiefly been addressed. Tirisano’s full operating and ramp up costs of $6.7 million were expensed with a short term negative impact on annual profitability.

  The Holpan mine, which delivered marginal results as it was reaching the end of its life of mine, was put on care and maintenance in May 2011 and options to bring this asset to account are being analysed.

The new management team conducted a full internal review across the business. Several corporate legacy issues were identified that required immediate attention, a number of which have already been resolved:

  The Company was recapitalized in the third quarter of fiscal 2012 through a private placement totalling $7.8 million, which was concluded at a premium to the then current stock price. Rockwell supplemented this with $6.5 million from proceeds with the sale of non-core and underutilized assets. A portion of the funds were utilized to implement the technology improvements at Saxendrift and complete the Tirisano plant while further funds, will only be invested following careful evaluation of the expected returns against the strategic objectives.

  During the first quarter of fiscal 2012, the Company extended its beneficiation agreement with the Steinmetz Diamond Group from rough diamonds exceeding 10 carats to include all stones exceeding 2.8 carats. The profit sharing arrangement continues to deliver significant value as the Company participates equally in the profit of polished diamond sales generated by the rough diamonds that are sold by Rockwell through this channel.

  The arbitration in relation to the legacy Midamines dispute in the Democratic Republic of Congo was concluded, with Rockwell paying a final settlement of $1.2 million, enabling the management team to focus on its properties and mines in South Africa. The Company is not aware of any other outstanding litigation.

  After year-end, Rockwell announced the finalization of an agreement with Africa Vanguard Resources (“AVR”) to effectively unwind the 2008 deal with respect to the Group’s Northern Cape operations. This agreement included the acquisition of AVR’s Jasper Mine property which is contiguous to Rockwell’s Saxendrift Mine and has the potential to extend the life of Saxendrift with limited new investment.

  The Company has achieved its stated objective of enlisting a strong and engaged board of directors to support the management team in their strategic growth objectives. Mark Bristow was appointed as Chairman, while Johan van ‘t Hof and Stephen Dietrich joined the board as independent non executives and members of the Audit Committee. Both Johan and Stephen are Chartered Accountants and have occupied leading roles in significant enterprises.

Another critical area of the corporate review was the completion of an in depth analysis of the Company’s asset register to ensure that all assets were accurately reflected in the balance sheet. The findings led the decision to impair the property, plant and equipment by $4.9 million at the end of the period following which Rockwell’s asset base is now more fairly represented on the balance sheet. Simultaneously, the Company has maintained a prudent cash management strategy to preserve its cash resources for capital investments that are fully aligned with the growth objectives. Net cash balances improved to $9.9 million at February 29, 2012 from $2.9 million at the end of fiscal 2011.

Financial Overview

  Gross diamond revenues of $34.2 million: 26% increase in diamond sales at Saxendrift offset by impact of Holpan care and maintenance

  Beneficiation revenues increased 64%

  The loss for the year of $13.7 million includes asset impairment of $4.9 million, Tirisano operating costs of $6.7 million, total litigation expenses in respect of the Midamines dispute of $1.5 million and the Tirisano rehabilitation obligation of R1.3 million

  Effective cash preservation: Net cash of $9.9 million after capital expenditure of $6.8 million funded from internal cash flows

Summary of performance for twelve months ended February 29, 2012

The financial performance of Rockwell for fiscal 2012 reflects its transition and turnaround as well as financial decisions taken in order to ensure the long term sustainability of the Company.

	Production			Sales and inventories
	Volume (m3)	Carats	Mining costs	Value of Sales (US$)	Sales (carats)	Average value (US$ / carat)	Inventories (carats)
Fiscal 2012	2,501,114	17,416	26,936,716	26,834,168	19,174	1,400	114

Saxendrift recorded a 26% increase in rough diamond sales to US$17.5 million as its average value per carat improved 22% to US$2,444 while Tirisano, which was brought on stream in the third quarter, contributed revenue of US$1.8 million. These increases were offset by the impact of putting the unprofitable Holpan mine on care and maintenance and cessation of the trial mining at the Klipdam Extension, both decisions resulting from the strategic review. The net result was a 27% decline in US$ denominated diamond sales to US$26.8 million. As Tirisano’s production gears up to full capacity in the year ahead, the gap is forecast to close. Total revenue for the Company of $34.2 million was reported, including a 64% increase in beneficiation revenues with the Steinmetz Diamond Group (“SDG”) to $7.8 million.

Mining costs declined by 4% for the period to $26.9 million, even though the operating costs for Tirisano have been fully expensed for the ramp up phase. The Company reported an operating profit of $7.3 million for the year.

The loss for the year of $13.7 million reflects the impact of the strategic decisions that were taken during the year to place Rockwell on a solid footing. These will flow through to the financials as its mines’ operational transformation continues to yield improved production and lower unit costs. In particular, the Midamines settlement and associated costs amounted to $1.5 million while the asset impairment of $4.9 million also had a material impact on profitability but has resulted in a cleaner balance sheet.

Summary of performance for three months ended February 29, 2012

For the first time since the corporate turnaround was put in motion, the fourth quarter financial performance is beginning to reflect the diamond value management principles which we believe will be the foundation for the future growth strategy.

	Production			Sales and inventories
	Volume (m3)	Carats	Mining costs	Value of Sales (US$)	Sales (carats)	Average value (US$ / carat)	Inventories (carats)
Fourth quarter fiscal 2012	661,627	4,043	10,370,000	6,030,376	5,795	1,041	114

Tender sales amounted to $5.9 million from the sale of the 5,795 carats that were produced by the Company’s three operations. Saxendrift achieved a 42% increase in revenue, as its carats sold increased and average price per carat increased by 32% and 7%, respectively. The overall loss of revenues was primarily due to ceasing operations at Holpan and completing the trial mining at Klipdam Extension. This decline was partially offset by revenue from the sale of Tirisano diamonds that generated US$0.5 million.

Total mining costs for the quarter increased marginally by 3% to $10.4 million. The increase is mainly due to incurring the full mining costs of Tirisano during the ramp up phase. The cost per carat during the fourth quarter showed a 6% decline even though there were additional upward pressures imposed by fuel, wages and maintenance costs. The latter is related to the aging mining fleet. This is a clear demonstration that the diamond value management principles are starting to deliver tangible benefits.

Also impacting the financial performance of the Company was the once off impact of the $4.9 million asset impairment which contributed to the net loss for the quarter of $10.4 million.

The Company remains cash positive and stringent cost management measures are in place across all areas of the business. At February 29, 2012, the Company had cash and cash equivalents of $10.7 million with net cash holdings of $9.9 million after funding capital expenditure of $4.0 million from internal resources, which compares favourably to a net cash position of $10.8 million at the end of the third quarter.

Operational Overview

  17,416 carats produced and 19,174 carats sold at average price of US$1,400 per carat

  Continuous operations implemented at Northern Cape operations1 in January 2012

  Good progress with strategic turnaround projects including commissioning of in field screen and pilot bulk x-ray implementation at Saxendrift

  Saxendrift unit cost down 5% due to success of diamond value management initiatives

  Saxendrift reserves increased 60% according to updated NI 43 101 Technical Statement as at February 29, 2012 that will be posted on SEDAR (see further details below)

  Tirisano ramp up progressing

The Company’s resolute focus on diamond value management principles has driven the operational improvements that have been implemented across the operations. The major focus areas during fiscal 2012 were on improving the performance of Saxendrift and ramping up production at Tirisano.

Saxendrift, the Company’s flagship mine that produces very high valued gemstones, was a primary target for implementing the principles of diamond value management. While a number of tactical metallurgical initiatives improved plant efficiencies, the implementation of a fit for purpose in-field screen led to major operational benefits. The results in the fourth quarter were a 50% increase in carat production while unit costs declined by 5% to US$8.01 per cubic meter. At Tirisano, progress ramping up to full capacity has been slower than anticipated but continual improvements are being effected on the plant, including the construction of a new wet front-end system.

Implementation of the bulk X-ray project continued on schedule and on budget. It was commissioned and incorporated into the dedicated bulk sorting plant and the testing programme on various gravels started in mid-April 2012. The preliminary results from the mine’s recovery of tailings also produced encouraging results with a total of 316 stones totalling 1,109 carats being recovered in the first four weeks of production. This includes 14 stones exceeding 10 carats with the largest weighing 52.67 carats.

Outlook

Underpinned by positive diamond supply and demand fundamentals, market analysts are forecasting some 7% growth in rough diamond prices for the 2012 calendar year, although this is predicated on a stable global economy. In particular, the second half of the year is expected to be strong as dealers sell inventories that were built when prices weakened following the correction in August 2011. The joint venture with SDG, provides Rockwell with a strong base to benefit from positive movements in both rough and polished diamonds, especially for its larger, gem quality diamonds which are becoming rarer and are in high demand for investment purposes.

____________________________
1 Saxendrift and Klipdam mines

From an operational perspective, the priorities for the first quarter of fiscal 2013 are as follows:

  Together with the recently appointed Mine Manager, the Klipdam team is focused on achieving its production volume targets and improving unit costs due to contops and better earthmoving availabilities.

  The objective at Saxendrift is to continually optimize the mine plan to mine the right areas and achieve its quarterly production targets. Two new mining faces have been opened to provide additional operational flexibility and efficiencies. The mine management team will continue to optimize the in-field screening process.

  At Tirisano, the goal is to achieve full production by the end of the second quarter of fiscal 2013, a process that is being closely managed by the Rockwell executive team, in conjunction with the new mine management team who have increased supervision and focused on consistent operation of the plant. Steady state operation of the plant is targeted from the new mining area as well as completing the wet front end by the second half of calendar 2012. Maintenance of the earthmoving fleet has been prioritized to meet the Company’s required availability. To this end, various options are being evaluated including contract mining.

Testing of the bulk x-ray system on the recovery and plant tailings will continue at Saxendrift. On completion of this phase, the system will be used in the bulk sampling mode for other properties, commencing with the newly acquired Jasper property. Rockwell’s management is optimistic that implemented in conjunction with Saxendrift’s new in-field screen technology, the bulk x-ray technology should lead to a sustainable long-term improvement in diamond recoveries in the Group’s operations. The results will be evaluated with a view to deploying similar solutions in new processing plants that are planned at Wouterspan and/or Niewejaarskraal as well as Rockwell’s earlier stage Middle Orange River area properties. Work on optimizing the pre-feasibility study for the Wouterspan Mine, which has been on care and maintenance since February 2009 using more fit-for-purpose technology, will start once the results from the Saxendrift bulk x-ray project are forthcoming.

Having made significant progress with the corporate turnaround in fiscal 2012 by entrenching the principles of diamond value management, the long term economic sustainability of the business has been substantially improved. The management team has well-defined and realistic objectives to complete the repositioning of the Company in the year ahead, including the planning and feasibility stages of the Wouterspan project, completing the ramp up at Tirisano and extending the bulk x-ray pilot project.

Commenting on the fourth quarter performance of Rockwell, James Campbell, CEO and president of Rockwell Diamonds said:

“The diamond value management strategy is leading to an improvement in Rockwell’s carat production and during the past year, the new management team has made good headway with the corporate turnaround. This is still work in progress as is evident in our financial performance for fiscal 2012. A number of the decisions taken to strengthen Rockwell’s long term sustainability have impacted these results, such as putting Holpan on care and maintenance, the costs incurred at Tirisano during the ramp up phase and ensuring that our fixed assets are fairly reflected on the balance sheet. Rockwell is now in a much stronger position than it was a year ago, having addressed the majority of the legacy issues. We have concrete plans to deal with the remaining tasks to complete our turnaround.”

“Solid progress has been made with improving recoveries. This is clearly evidenced by the year-on-year improvement in volume and carat production of 40% and 77%, respectively, from the three operational mines. Saxendrift’s production profile has stabilized and it achieved record production volumes in February 2012 that have been sustained into the new fiscal year. We are confident that the pilot implementation of the bulk x-ray project, which was delivered on schedule and on budget will lead to a new plant blueprint for our Northern Cape operations. In addition, with management committing significant time and attention to the production ramp up at Tirisano, we have addressed the major challenges at the mine and are making steady progress.”

Mark Bristow, Chairman of Rockwell Diamonds added:

“The last twelve months have seen a number of milestones in Rockwell’s repositioning. This was catalyzed with the strategic review in the first six months of fiscal 2012, and the subsequent appointment of the new management team to refine and action the new strategy. The decisive strategic actions that characterized the last year’s business activities together with the diamond value management culture which is becoming “business as usual” for Rockwell, place the Company on a sound footing to meet its medium term goal to be the leading mid tier alluvial diamond producer.”

Conference Call:

Rockwell will host a telephone conference call on Friday, May 25, 2012 at 10:30 a.m. Eastern Time (4:30 p.m. Johannesburg) to discuss these results. The conference call may be accessed as follows:

Country	Access Number
Canada (Toll-Free)	1 866 605 3852
USA (Toll-Free)	1 800 860 2442
UK (Toll-Free)	0 800 917 7042
South Africa (Toll-Free)	0 800 200 648
Other Countries (Intl Toll)	+27 11 535 3600

A transcript of the audio webcast will be available on the Company's website: www.rockwelldiamonds.com. The conference call will be archived for later playback until midnight (ET) May30, 2012 and can be accessed by dialling the relevant number in the table below and using the pass code 20772#.

Country	Access Number
South Africa (Telkom)	011 305 2030
USA and Canada (Toll)	1 412 317 0088
Other Countries (Intl Toll)	+27 11 305 2030
UK (Toll-Free)	0 808 234 6771

For further details, see the Rockwell’s complete financial results and Management Discussion and Analysis posted on the website and on the Company's profile at www.sedar.com. These include additional details on production, sales and revenues for the quarter, as well as comparative results for fiscal 2011.

Saxendrift Mineral Resource and Reserve Update

Based on the results of operations and additional trial mining at Saxendrift in 2011, an economic study and estimate of the year end mineral resources and reserves was completed. The mineral resources at 29 February 2012 were estimated by Rockwell’s Group Technical Manager and reviewed by Dr. T.R. Marshall, (Pr. Sci. Nat.), a qualified person who is independent of the Company and responsible for the estimate. Dr Marshall is also responsible for the economic study and estimate of the mineral reserves.

MINING AREA	RESOURCE CLASSIFICATION	VOLUME (m³)	GRADE* (ct/100m³)	Value (USD/ct)
Brakfontein Hill Complex	Indicated	8,085,500	0.47	2,444
Saxendrift Hill Complex Terrace B2	Indicated	1,774,600	1.15
Total Indicated		9,860,100	0.59	2,444
Brakfontein Hill Complex	Inferred	705,200	0.47	2,444
Saxendrift Hill Complex Terrace B2	Inferred	86,000	0.68
Kwartelspan prospect	Inferred	500,000	1.00
Total Inferred		1,291,200	0.69	2,444

*	Based on a bottom-cut-off of 5mm
*	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The mineral reserves and key economic parameters of the Saxendrift mine study are:

Key Parameters – Saxendrift Mine	Key Results
Volume of gravel (Probable Reserves)	8,085,500m3
Average Grade (Probable Reserves)	0.47 ct/100m3
Average sales value (2011)	USD2,444/ct
Proposed monthly throughput	180,000m3
Proposed mine life (reserves only)	44 months
Mining Costs (2011)	ZAR67/m3
Mining Royalties	0.5-7%
Capex* required to bring mine into production	ZAR27 million
Company Tax #	28%
IRR	143%
NPV 17%	ZAR 133,095,000

The Saxendrift mine plan involves continuous operations on the Brakfontein Hill Complex using shallow, opencast mining. The processing plant is comprised of four scrubbers followed by four 18 ft rotary pan-plants and has a design plant-throughput of 800tph. With an expected annual treatment of 2,160,000m3 some 10,000ct of diamonds are expected to be recovered through a bank of twelve FLOWSORT machines, as well as final hand-sort in a glove-box under secure conditions. Access to all areas of the final recovery is controlled and monitored by protection personnel and closed circuit television. Quality assurance/quality control is maintained through the use of tracers (bort diamonds and ceramic balls).

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO and President	+27 (0)83 457 3724
Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of developing and operating alluvial diamond mines, to become a mid-tier diamond mining company. The Company has three existing operations, namely Saxendrift, Klipdam and Tirisano, which it is progressively optimizing. It also has two development projects -Wouterspan and Niewejaarskraal- and a pipeline of other projects with future development potential. Rockwell’s operations and projects are all located in the Republic of South Africa.

In addition to its project work, Rockwell continues to evaluate merger and acquisition opportunities which have the potential to expand its mineral resources and provide new opportunities to develop the additional production that would provide accretive value to the Company.

The Company has an established track record of producing large gem quality diamonds; these comprise a significant proportion of its production profile. The diamonds recovered from Rockwell’s mines are frequently acquired for investment purposes. The Company has a beneficiation joint venture which enables it to participate in the profit on the sale of its +2.8 carat sized stones after they have been polished.

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades of mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such as and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.